May 2, 2008

Thomas J. Friedmann, Esq.
Dechert LLP
1775 I Street, NW
Washington, DC 20006

      Re: PennantPark Investment Corporation (File Nos. 333-150033 & 814-00736)

Dear Mr. Friedmann:

      We have reviewed the registration statement for PennantPark Investment Corporation (the "Fund") filed on Form N-2 on April 2, 2008 in connection with the shelf registration of its common stock, preferred stock, warrants, subscription rights and debt securities. Based on our review of the registration statement, we have the following comments. The captions we use below correspond to the captions the Fund uses in its registration statement.

PROSPECTUS:

Cover Page

1.   The first sentence of the fifth paragraph states that the Fund may issue various types of securities, including subscription rights. Please explain to us the legal basis permitting the Fund to register and offer subscription rights in a shelf registration statement. In particular, please address how such an offering would be consistent with Nuveen Virginia Premium Income Municipal Fund (pub. avail. Oct. 6, 2006). In addition, disclosure elsewhere suggests that subscription rights that the Fund may offer pursuant to this registration statement may be transferable. The Fund is reminded that a transferable rights offering may not issue more than one share for every three rights held. Additionally, please explain to us how these offerings of transferable rights will comply with Section 23(b) of the Investment Company Act of 1940. See Section 23(b) of the Investment Company Act; Association of Publicly Traded Investment Funds (pub. avail. Aug. 2, 1985); and Pilgrim Regional Bank Shares, Inc. (pub. avail. Dec. 11, 1991).

2.   Please confirm to us that if the Fund determines to issue transferable subscription rights off the shelf it will first file a post-effective amendment to this registration statement to describe the material terms of such an offering.

Prospectus Summary – Use of Proceeds (Page 5)

3.   The first sentence states that the Fund intends to use the net proceeds from selling securities pursuant to this prospectus to reduce its outstanding obligations under its credit facility, invest in new or existing portfolio companies, or for other general corporate purposes. If a material portion of the offering proceeds will be used to pay down the credit facility, please state the interest rate and maturity of the indebtedness in this section. In addition, the first sentence of the second paragraph states that the Fund anticipates that substantially all of the net proceeds of an offering will be invested in new or existing portfolio companies within two years of issuance. As the Fund anticipates that it will take longer than three months to invest the proceeds of the offering, please explain in this section the reasons for the delay and the consequences of the anticipated delay. See Instruction 2 to Item 7.1, Item 7.2 and Guide 1 to Form N-2.

Fees and Expenses (Page 7)

4.   Footnote (4) states that Estimated Annual Expenses (as a percentage of net assets attributable to common shares) is based on the Fund's net assets as of December 31, 2007. As the Fund intends to reduce the amount owed under its credit facility with the proceeds of this offering and may offer both debt securities and preferred stock pursuant to this registration statement, please explain to us why this assumption for estimated annual expense remains valid. Otherwise, please revise this section to reflect estimated annual expenses (as a percentage of net assets attributable to common shares) based on a more accurate estimation of the Fund's capital structure following the offering.

5.   Does the Fund have any current intention to issue preferred stock in the near future? If so, please add a line item to the fee table to reflect anticipated dividends payable for preferred stock issued.

6.   Please change the heading to the line item "Interest and other credit facility related expenses on borrowed funds" to "Interest payments on borrowed funds" and describe in the footnote that this line item includes other credit facility related expenses. See Item 3.1 to Form N-2.

7.   The second sentence of footnote (6) states that the incentive fees the Fund pays are based on its performance, will vary from year to year and will not be paid unless the Fund's performance exceeds certain thresholds. However, as the portion of the performance fee that is based on net capital gains realized on the Fund's investments does not have a hurdle rate, it appears that the Fund may be required to pay an incentive fee without its performance exceeding any threshold. Please revise this statement accordingly.

Risk Factors – Risks Relating to Our Business Structure (Page 11)

8.   As the Fund may offer preferred stock, warrants, subscription rights and debt securities pursuant to this registration statement, please describe the risks of investing in each of these types of securities in this section. If the Fund intends to issue any auction rate preferred stock or auction rate debt securities, please describe auction risk. In particular, please describe the risks of failed auctions.

Risks Relating to Our Business Structure – PennantPark May Not Replicate the Historical Performance of Other Investment Companies With Which Mr. Penn and Our Other Investment Professionals Have Been Affiliated (Page 13)

9.   The fourth sentence states that Mr. Penn has had approximately four years of experience managing the investments of PennantPark and another business development company. This sentence suggests that Mr. Penn has been managing both of these funds for the entire four year period. Please revise this sentence to clarify that Mr. Penn has managed PennantPark for the past year. Also, please describe Mr. Penn's tenure managing the other business development company.

Risks Relating to Our Business Structure – If We Incur Additional Debt, It Could Increase the Risk of Investing in Our Shares (Page 15)

10.   The sixth sentence of the first paragraph states that if the value of the Fund's assets increases, then leveraging would cause the net asset value attributable to the Fund's common stock to increase more than it otherwise would have had the Fund not leveraged. As an increase in the Fund's net asset value attributable to the Fund's common stock is not a risk, please delete this sentence from this section. In addition, the eighth sentence states that any increase in the Fund's revenue in excess of interest expense on its borrowed funds would cause its net income to increase more than it would without the leverage. Similarly, as an increase in the Fund's net income is not a risk, please delete this sentence from this section.

Risks Relating to Our Business Structure – There are Significant Potential Conflicts of Interest Which Could Impact Our Investment Returns (Page 18)

11.   The third sentence of the third paragraph states that to the extent the Fund or the investment adviser is able to exert influence over the Fund's portfolio companies, the quarterly incentive fee may provide the investment adviser with an incentive to induce the Fund's portfolio companies to accelerate or defer interest or other obligations owed to the Fund from one calendar quarter to another. Please explain to us under what circumstances such an inducement made solely for the purpose of adjusting the incentive fees would not be a breach of the investment adviser's fiduciary duties to the Fund. In addition, please clarify how this could be done under the principles of accrual accounting. Also, please explain to us what procedures the Fund has in place and the steps the board intends to take to monitor and manage the conflicts

of interest that the incentive fees create. Finally, please describe the other risks to shareholders associated with deferring or accelerating interest payments or other obligations. We note, in response to an identical comment we made in connection with the Fund's initial public offering, this disclosure was previously deleted from the Fund's prospectus.

Risks Relating to Our Business Structure – Our Incentive Fee May Induce the Investment Adviser to Make Speculative Investments (Page 24)

12.   The first sentence of the second paragraph states that the incentive fee payable by Fund may induce the Fund's investment adviser to invest on the Fund's behalf in instruments that have a deferred interest feature. Please explain in this section why this fee structure may encourage the investment adviser to favor instruments that have a deferred interest feature rather than current cash payments of interest. We note, in response to an identical comment we made in connection with the Fund's initial public offering, this disclosure was previously deleted from the Fund's prospectus.

13.   The first sentence of the third paragraph states that the Fund may invest in private funds. Please explain to us how much the Fund anticipates investing in private funds. Depending on your answer, we may have additional comments.

Risks Relating to an Investment in Our Common Stock – There is a Risk That Our Stockholders May Not Receive Distributions or that Our Distributions May Not Grow Over Time (Page 26)

14.   This section describes the risk that the Fund may not be able to make distributions or that the Fund's distributions may not grow over time. However, as the Fund could make distributions in excess of its income and capital gains (which would be treated as a return of capital), it is possible that the Fund could make distributions or even increase its distributions by merely returning a stockholder's investment. Accordingly, please disclose that, to the extent the Fund makes distributions to stockholders which include a return of capital, that portion of the distribution essentially will be a return of stockholders' investment. In addition, please disclose that, although return of capital distributions may not be taxable, such distributions may increase an investor's tax liability for capital gains upon sale of Fund shares.

Investment Management Agreement – Investment Advisory Fees (Page 67)

15.   The third full paragraph describes the incentive fee payable to the Fund's investment adviser based on the Fund's pre-incentive fee net investment income. Immediately following this paragraph, please provide a table reflecting the following:

The following is a graphical representation of the calculation of the income-related portion of the incentive fee:

Quarterly Incentive Fee Based on Net Investment Income



Pre-incentive fee net investment income
(expressed as a percentage of the value of net assets)

Percentage of pre-incentive fee net investment income
allocated to income-related portion of incentive fee

GENERAL COMMENTS

16.   Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

17.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied to us, or on exhibits added in any pre-effective amendments.

18.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

19.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

20.   Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

21.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
·   the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6949.

Sincerely,

Christian T. Sandoe
Senior Counsel